EXHIBIT (a)(32)

                                               November 23, 2003

Dear Fellow Shareholders:

On November 17, 2003, ArvinMeritor issued a press release stating that it was increasing its tender offer to $18 per share. ArvinMeritor also said that this was its "final offer" to Dana and that it will "terminate its tender offer at 5 p.m. (EST) on Tuesday, Dec. 2, 2003, unless [the Dana] board agrees to begin negotiating a definitive merger agreement in good faith by that date."

After a thorough review process, the Committee of Independent Directors and the Board of Directors have unanimously determined that it is not in the best interests of Dana or our shareholders to accept such a proposal and we have so informed ArvinMeritor.

This decision by the Board was made after extensive review and consultation with its legal and financial advisors. It is based, in part, on our belief that, as compared with achieving the objectives of our present business plan, the value being offered by ArvinMeritor -- even if it were obtainable -- is neither attractive nor compelling. Equally important, the Board noted that the offer continues to be conditioned on regulatory clearance and financing and that ArvinMeritor, over the last four months since it first made its proposal, has failed to show any tangible progress towards resolving the fundamental antitrust barriers that exist and the lack of financing for its offer.

Indeed, our financial advisors have advised us that there are very substantial risks and uncertainties with respect to ArvinMeritor's ability to finance its new proposal. With regard to the antitrust hurdle, the Board believes, based upon the advice of the company's antitrust counsel and antitrust counsel's communications with the Federal Trade Commission (FTC) staff, that the FTC would likely view the proposed transaction as illegal and ArvinMeritor's divestiture proposal as insufficient to resolve the serious antitrust issues that have been raised by its proposed transaction.

We do not believe that pursuing this unattractive and highly conditional proposed transaction is in the best interests of Dana or our shareholders. We intend to proceed with our business plan and pursue actions that we believe will enhance shareholder value. We greatly appreciate your continued support and encouragement.

                                     Sincerely,

                                     /s/ Glen H. Hiner
                                     ---------------------------------------
                                     Glen H. Hiner
                                     Acting Chairman of the Board
                                     and
                                     Chairman of the Committee of
                                     Independent Directors